Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2010	2009	2008	2007	2006
Computation of Earnings
Net income	$59,251	$221,337	$22,962	$35,681	$21,271
Add: Income tax expense	32,702	132,639	10,403	18,008	9,449
Income from continuing operations before income taxes	91,953	353,976	33,365	53,689	30,720
Fixed charges, excluding interest on deposits	9,656	9,665	9,106	8,758	10,440
Total earnings for computation, excluding interest on deposits	101,609	363,641	42,471	62,447	41,160
Interest on deposits	58,336	47,580	57,997	79,184	70,012
Total earnings for computation, including interest on deposits	$159,945	$411,221	$100,468	$141,631	$111,172

Computation of Fixed Charges
Portion of rental expense deemed representative of interest *	$-	$-	$-	$-	$-
Interest on short-term borrowed funds	94	1,318	4,828	4,232	3,768
Interest on long-term borrowed funds	9,562	8,347	4,278	4,526	6,672
Total fixed charges, excluding interest on deposits	9,656	9,665	9,106	8,758	10,440

Interest on deposits	58,336	47,580	57,997	79,184	70,012
Total fixed charges, including interest on deposits	$67,992	$57,245	$67,103	$87,942	$80,452

Ratio of Earnings to Fixed Charges
Excluding deposit interest	10.52	37.62	4.66	7.13	3.94
Including deposit interest	2.35	7.18	1.50	1.61	1.38

* All of First Financial Bancorp’s leases are operating; none are capitalized.